NS Total Voting Rights

TOTAL VOTING RIGHTS

UNILEVER PLC

Released 09:06:17 01 May 2024

RNS Number : 7989M
Unilever PLC
01 May 2024

01 May 2024

Unilever PLC

Voting Rights and Capital Update

The following notification is made in accordance with the UK Financial Conduct Authority's Disclosure Guidance and Transparency Rule 5.6.1.

Unilever PLC's issued share capital as at 30 April 2024 consisted of 2,521,497,338 ordinary shares of 3 1/9p each. Of those ordinary shares, 16,181,572 were held as treasury shares and 2,665,283 ordinary shares (including ordinary shares represented by Unilever PLC ADSs) were held by or on behalf of companies in the Unilever group (the "**Unilever Group Shares**"). The voting rights attaching to the Unilever Group Shares are not exercisable. Accordingly, as at 30 April 2024, there were 2,502,650,483 shares with voting rights.

The figure of 2,502,650,483 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Unilever PLC under the UK Financial Conduct Authority's Disclosure Guidance and Transparency Rules.

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